Maxim Group LLC
405 Lexington Avenue
New York, New York 10174

July 13, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Edwards

Re:    ImmunoCellular Therapeutics, Ltd.
Registration Statement on Form S-1
File No. 333-215331

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), as the underwriters in the offering of shares of preferred stock and warrants to purchase preferred stock of ImmunoCellular Therapeutics Ltd. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Daylight Time, on July 14, 2017, or as soon thereafter as practicable.

We wish to advise you that, pursuant to Rule 460 under the Securities Act, we will provide each underwriter and dealer who it is reasonably anticipated will be invited to participate in the Offering as many copies of the preliminary prospectus, dated July 12, 2017 (the “Preliminary Prospectus”), as appears to be reasonable to secure adequate distribution of such Preliminary Prospectus. We also wish to advise you that approximately 250 copies of the Preliminary Prospectus have been distributed by the underwriters to dealers, investors (institutional and retail) and certain other entities.

We confirm that the underwriters participating in the Offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

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Very truly yours,

MAXIM GROUP LLC

By:	_/s/ Clifford A. Teller_______________
Name:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking

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